
                                                  UNITED STATES                              0MB APPROVAL
                                      SECURITIES AND EXCHANGE COMMISSION                  OMB Number 3235-0058
                                             Washington, D.C. 20549
                                                                                        Estimated average burden
                                                                                        hours per response..2.50
                                                   FORM NT-10K

                                           NOTIFICATION OF LATE FILING

                                                                                             SEC FILE NUMBER
                                                                                                 0-2180
(Check One):  [X ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form N-SAR

          For Period Ended:         January 31, l997
                           __________________________________
          [  ] Transition Report on From-10K                                                   CUSIP NUMBER
          [  ] Transition Report on From 20-F                                                   89151T 10 6
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on From 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:______________________________________________________________

                      Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________________________________

PART I --REGISTRANT INFORMATION

                           Total-Tel USA Communications, Inc.
_______________________________________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________________________________
Former Name if Applicable

                                    150 Clove Road
_______________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                             Little Falls, New Jersey  07424
_______________________________________________________________________________________________________
City, State, and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

           |     (a)     The reasons described in reasonable detail in Part III of this form could not be
           |             eliminated without unreasonable effort or expense.
           |     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form
           |             20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X]        |             calendar day following the prescribed due date; or the subject quarterly report of
           |             transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
           |             calendar day following the prescribed due date; and
           |     (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been
           |             attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form-10K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The substantial increase in carrier business requires additional calculation and account analysis.  The form 10-K will be filed within the extension period.

                                                                                   (Attach Extra Sheets if Needed)


PART IV -- OTHER INFORMATION
(1)     Name and telephone number of person to contact in regard to this notification

         Thomas P. Gunning                   201                  812-1100
        ____________________             __________           __________________
               (Name)                    (Area Code)          (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
        1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
                                                                                                        [X]  Yes  [ ]  No

        _________________________________________________________________________________________________________________

(3)     It is anticipated that any significant change in results of operations from the correspondence period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                        [ ]  Yes  [X]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        _________________________________________________________________________________________________________________

                                                  Total-Tel USA Communications, Inc.
                                             ____________________________________________
                                             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     April 30, l997                      By     /S/ Thomas P. Gunning
    _____________________________________      ______________________________________________________
                                                        Secretary & Chief Financial Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence if the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                       ATTENTION
        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                                                 GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
     Exchange act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
     Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.